Exhibit 4.1.4

ADDENDUM NO. 4

To the Amended and Restated Management Agreement

dated September 18, 2006

This ADDENDUM NO. 4 (hereinafter referred to as “Addendum No. 4”) is made as of the 31st day of December 2012,

BY AND BETWEEN:

(1) DANAOS CORPORATION, a company organized and existing under the laws of the Republic of the Marshall Islands (hereinafter the “Owner”); and

(2) DANAOS SHIPPING COMPANY LIMITED, a company organized and existing under the laws of the Republic of Cyprus (hereinafter the “Manager”).

WHEREAS:

(A) The Owner and the Manager entered into an amended and restated management agreement on September 18, 2006, as further amended by Addendum No.1 thereto dated February 12, 2009,  Addendum No.2 thereto dated February 8, 2010 and Addendum No. 3 dated December 16, 2011 (hereinafter collectively referred to as the “2006 Management Agreement”), pursuant to which the Manager has been representing the Group (as defined in the 2006 Management Agreement) in its dealings with third parties and has been providing technical, commercial, administrative and certain other services to the Group as specified therein in connection with the management and administration of the business of the Group.

(B) The Owner and the Manager wish to amend certain terms and conditions of the 2006 Management Agreement to have the Manager provide the Owner with the services of certain executive officers by way of adopting this Addendum No. 4.

NOW, THEREFORE, THE PARTIES HEREBY MUTUALLY AGREE AS FOLLOWS:

1. Amendments to the 2006 Management Agreement

(a)        The definition of “Executive Officers” set forth in Section 1.1 of the 2006 Management Agreement shall be deleted and replaced in its entirety by the following:

“Executive Officers” means the Chief Executive Officer and the President, the Chief Operating Officer, the Chief Financial Officer and the Deputy Chief Operating Officer of the Owner, and/or such other officers that may be agreed by the parties hereto after the date of this Agreement from time to time.”

(b)        Section 15.1 of the 2006 Management Agreement shall be deleted and replaced in its entirety by the following:

“15.1(a)    The Manager will, from January 1, 2013 and during the term of this Agreement, provide the Owner with the services of those executive officers (“Executive Officers”) from time to time agreed with the Owner.  Initially such Executive Officers shall consist of the Chief Executive Officer and President, the Chief Operating Officer and Senior Vice President, the Chief Financial Officer and the Deputy Chief Operating Officer.

(b)        (i) In consideration for the Manager providing the Owner with the services (the “Executive Services”) of the Executive Officers, the Owner shall pay the Manager €1.4 million per year (the “Executive Services Fee”).  The Executive Services Fee may be adjusted by mutual agreement of the Owner, in the discretion of the Compensation Committee of the Owners’ Board of Directors or the Owner’s Board of Directors, and the Manager as set forth in writing for any period commencing after December 31, 2013, or upon any change in the Executive Officers providing services to the Owner pursuant to Section 15.1(a) hereof.

(ii) In addition to the Executive Services Fee, the Owner may, in the absolute discretion of the Compensation Committee of its Board of Directors or its Board of Directors, pay to the Manager an annual bonus with respect to the Executive Services.

(c)        The Manager will use its best efforts to enter into, or cause any submanager appointed in accordance with Section 15.1(f) hereof to enter into, employment agreements with such individuals as are identified from time to time by the Board of Directors of the Owner, in its sole discretion, to serve as Executive Officers of the Owner on terms and conditions satisfactory to the Owner.

(d)        The Board of Directors of the Owner, in its sole discretion, shall be entitled to direct the Manager (i) to remove any individual serving as an Executive Officer of the Owner from such position and (ii) to appoint such other individual to serve as a successor to such Executive Officer of the Owner as the Board of Directors of the Owner shall select.  Furthermore, the Manager agrees that it will not remove any individual serving from time to time as an Executive Officer of the Owner from their respective position without the prior written consent of the Owner.

(e)        (i) The Owner shall reimburse the Manager for (x) any severance payments made by the Manager or any submanager under the terms of any employment agreement with an Executive Officer as a result of such Executive Officer’s termination, removal, resignation, death or disability that are consistent with the Owner’s policies and practices for severance arrangements, including “change of control” payments, (y) the cost of any Executive Officer’s participation in any medical, dental, long-term disability and life insurance benefit plan or program in accordance with the terms of any employment agreement with an Executive Officer and (z) any additional amounts payable to an Executive Officer under the terms of any employment agreement with such Executive Officer with respect to tax withholding or other tax obligations.

(ii) Notwithstanding anything to the contrary herein, the Owner shall not be obligated to make any payments pursuant to Section 15.1(e)(i) with respect to an individual that had been serving as an Executive Officer, if, within 30 days of such individual’s removal or resignation as an Executive Officer,  such individual is employed by or otherwise serving Danaos Corporation in an equivalent senior executive officer position with commensurate responsibilities, compensation and benefits as applied to such individual immediately prior to such individual’s removal or resignation as an Executive Officer.

(iii)  The Manager shall be obligated to repay to the Owner any amounts, which the Owner has reimbursed the Manager pursuant to Section 15.1(e)(i), which became payable to an Executive Officer as a result of any action taken or omitted to be taken by the Manager (or a submanager appointed by the Manager), without the Owner’s prior written consent, that constitutes “good reason” as defined under any employment agreement with an Executive Officer.

(f)         The Manager may appoint any person or entity to discharge any of the Manager’s duties under this Section 15.1, subject to the prior written consent of the Owner.  The Manager shall not remove any person or entity appointed pursuant to this Section 15.1(f) without the prior written consent of the Owner.  The Manager’s power to delegate performance of its duties under this Section 15.1 of the Agreement is without prejudice to the Manager’s liability to the Owner to perform such duties with the intention that the Manager shall remain responsible to the Owner for the due and timely performance of all duties and responsibilities of the Manager hereunder.

(g) (i) The Owner agrees that if an individual serving as an Executive Officer pursuant to Section 15.1(a) of this Agreement is made a party to, is threatened to be made a party to, receives any legal process in, or receives any discovery request or request for information in connection with, any action, investigation, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such individual was serving as an Executive Officer or director of the Owner or is or was serving at the request of, or on behalf of, the Owner or as a director, officer, member, employee, consultant or agent of the Owner, any Subsidiary or another corporation, limited liability corporation, partnership, joint venture, association, trust or other entity, including service with respect to employee benefit plans and service with respect to the Owner or any Subsidiary, whether or not the basis of such Proceeding is such Executive Officer’s alleged action in an official capacity while serving as a director, officer, member, employee, consultant or agent of the Owner, any Subsidiary or other entity, such individual shall be indemnified and held harmless by the Owner and any Subsidiary, as applicable, to the fullest extent permitted by such entity’s corporate documents, including, but not limited to, the Owner’s articles of incorporation or by-laws in effect as of date such individual commences service as an Executive Officer (provided that an Executive Officer shall have the benefit of any amendments to such documents after such date that are favorable to such Executive Officer) and applicable law, against any and all costs, expenses, liabilities and losses (including, without limitation, attorneys’ fees reasonably incurred, judgments, fines, taxes or penalties and amounts paid or to be paid in settlement and any reasonable costs and fees incurred in enforcing such Executive Officer’s rights to indemnification or contribution) incurred or suffered by such Executive Officer in connection therewith, and such indemnification shall continue as to such Executive Officer even if such Executive Officer has ceased to be a director, officer, member, employee, consultant or agent of the Owner, any Subsidiary or other entity and shall inure to the benefit of your heirs, executors and administrators. The Owner shall advance to such Executive Officers all costs and expenses (including, without limitation, attorneys’ fees) reasonably incurred by such executive Officers in connection with any Proceeding within 20 business days after receipt by the Owner of a written request for such reimbursement and appropriate documentation associated with these expenses. Such request shall include an undertaking by such Executive Officer to repay the amount of such advance to the extent required by law.

(ii) Neither the failure of the Owner (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of any Proceeding concerning payment of amounts claimed by an Executive Officer under Section 15.1(g)(i) above that indemnification of an Executive Officer is proper because such Executive Officer has met the applicable standard of conduct, nor a determination by the Owner (including its Board of Directors, independent legal counsel or stockholders) that such Executive Officer has not met such applicable standard of conduct, shall create a presumption or inference that such Executive Officer has not met the applicable standard of conduct.

(iii) The Owner agrees to continue and maintain a directors’ and officers’ liability insurance policy covering the Executive Officers at a level, and on terms and conditions, no less favorable to any such Executive Officers than the coverage the Owner provides other similarly-situated executives so long as such coverage is available from the carrier and does not increase the cost of such policy by more than 10% per annum until the fifth anniversary of the termination of an Executive Officer.

(iv) Nothing in this Section 15.1(g) shall be construed as reducing or waiving any right to indemnification, or advancement of expenses, an Executive Officer would otherwise have under the corporate documents of any member of the Danaos Group, including, but not limited to, the Owner’s articles of incorporation or by-laws, or under applicable law.

2. Applicable Law and Arbitration:

2.1 This Addendum No.4 shall be governed by and construed in accordance with the laws of England and any dispute as to any matter arising out of or in any way relating to this Addendum No. 4 shall be resolved by arbitration in accordance with Section 20 of the 2006 Management Agreement.

3. Miscellaneous:

3.1 Effectiveness.  Upon signing by the parties, this Addendum No.4 shall constitute an integral part of the 2006 Management Agreement with effect as from January 1, 2013.

3.2 Definitions. All capitalized terms not otherwise defined in this Addendum No.4 shall have the same meaning as ascribed to them in the 2006 Management Agreement.

3.3 Continuation. The 2006 Management Agreement, as amended by this Addendum No.4, shall continue to have full force and effect and is hereby ratified and confirmed in all respects. In case of any conflict between the 2006 Management Agreement and this Addendum No.4, this Addendum No.4 shall prevail. From and after the execution of this Addendum No.4, all references in the 2006 Management Agreement to “this Agreement” (or words or phrases of similar meaning) shall be deemed to be references to the 2006 Management Agreement, as amended hereby.

3.4 Counterparts. This Addendum No.4 may be executed and delivered in counterparts each of which will be deemed an original.

[Signature page follows]

IN WITNESS whereof the undersigned have executed this Addendum No.4 as of the date first above written.

/s/ Iraklis Prokopakis
SIGNED by Mr. Iraklis Prokopakis
Senior Vice-President/COO/Treasurer/Director
for and on behalf of
DANAOS CORPORATION
in the presence of: Mrs. Zoe Lappa-Papamattheou

/s/ Efstathios Sfyris
SIGNED by Mr. Efstathios Sfyris
Director
for and on behalf of
DANAOS SHIPPING COMPANY LIMITED
in the presence of: Mrs. Zoe Lappa-Papamattheou